Exhibit 5.02

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) dated as of the 1 day of July, 2007 (the “Effective Date”) is made and entered into by and between Helios & Matheson North America, Inc. and its affiliates, associated companies, subsidiaries, parent, divisions or related entities (collectively “HMNA” or the “Company”), a New York corporation, having its principal place of business at 200 Park Avenue South, New York, New York l0003 and Michael Prude (“Employee”), an individual residing at 163 Dekalb Avenue, Brooklyn, NY 11217.

1.

The Company hereby continues to employ Employee as Chief Operating Officer. The Company, will provide Employee with an office and appropriate computer and communications at metropolitan area office. Employee hereby accepts employment in such capacity and the conditions as hereinafter set forth.

2.

The initial term of this Agreement is for two (2) years, commencing on the Effective Date reflected above (the “Initial Term”). This Agreement shall automatically renew for subsequent one-year terms, unless and until terminated by either party in accordance with the provisions of Section 7 hereof. The entire period this Agreement remains in effect is hereinafter referred to as the “Employment Period”.

It is expressly understood and agreed that any changes in the Employee’s compensation and title will not invalidate this Agreement. At the option of the parties, such changes may be incorporated into an “Addendum” to this Agreement. Failure to so incorporate such changes will not affect the validity of, or the enforceability of, the other terms herein.

3.	The Company shall pay to Employee compensation for all the services to be rendered by Employee in any capacity as set forth below:

(a) The company will pay to Employee a gross salary at the rate of $237,000.00 per year (annual base salary) payable twice a month, less all applicable and required federal, state, local and authorized deductions.

(b) Subject to approval by the Board of Directors Compensation Committee, Employee will be eligible to participate in the performance based incentive plans announced in the Company.

(c) From time to time and upon approval by the Board of Directors, the Company shall grant to Employee options to purchase shares of the Company Common Stock, in accordance with the terms of the Company’s Stock Option and Award Plan.

(d) The Company will cover expenses of up to $1,000.00 per month to defray the cost of any incurred car related expenses; for such items as car lease and insurance while traveling on the Company’s business.

(e) Employee shall be entitled to participate in the Company’s employee and fringe benefit plans and programs and shall be entitled to sick days and personal days in accordance with the Company’s PTO policy for a Chief Operating Officer position.

4.

Employee shall perform such work as may be required of Employee by the Company in accord with the instructions, directions and control of the Company and at such reasonable time and places as the Company may determine. At all times during the Employment Period, Employee shall strictly adhere to all the rules and regulations that have been or that may hereafter be established by the Company for the conduct of its employees and further, Employee shall strictly adhere to all the provisions of the Company’s handbook(s).

5.

Employee shall devote full and complete attention and energies to the business of the Company, and shall not during the term of this Agreement be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage and whether or not said other business activity is directly related, indirectly related or unrelated to the business activity of the Company, without the express written consent of the Company. However, the foregoing shall not be construed as preventing Employee from investing Employee’s assets in such form or manner as will not require any services on Employee’s part in the operation of the affairs of the companies in which such investments are made; provided, however, that any investment in any non-public companies shall not be in companies having allied or related business activities to the Company.

6.

The Company will reimburse Employee for expenses incurred by Employee in the course of this employment provided that such expenses are reimbursable by the Company policy, and further, such expenses are authorized by the Company and an accounting is made to the Company therefore, in accordance with the procedures of the Company pertaining thereto.

7.

Notwithstanding anything to the contrary herein, either party may terminate the Employment Period, with or without cause and for any reason whatsoever, by giving sixty (60) days prior notice to the other party. In the event the Company terminates Employee for Cause, the Company may terminate this Agreement immediately.

The Employment Period shall also be terminated at the time of the death of Employee or may be terminated by the Company if Employee shall fail to render the services provided for hereunder for a continuous period of ninety (90) days because of Employee’s physical or mental disability.

Employee may terminate the Employment Period for “Sufficient Reason” in accordance with the provisions hereof. For purposes of this Agreement, Sufficient Reason shall be a request, written, verbal or implied, by the Company to perform illegal acts including but not limited to violating SEC or NASDAQ rules or regulations or a requirement that the employee be based at any office or location more than 60 miles from the Company’s current New York City headquarters location.

In the event the Company terminates Employee without Cause or in the event Employee terminates this Agreement for “Sufficient Reason” Employee shall be entitled to receive as severance an amount equal to nine months salary. Severance shall be at the Employee’s then current base salary. In the event the Company terminates Employee for Cause or in the event Employee terminates this agreement, Employee shall not be entitled to receive severance.

For purposes of this Section 7, “Cause” shall mean: (a) Employee’s embezzlement, willful breach of fiduciary duty or fraud with regard to the Company or any of the Company’s assets or businesses, (b) Employee’s conviction of, or pleading of nolo contendere with regard to a felony (other than a traffic violation) or any other crime involving moral turpitude and involving activity related to the affairs of the Company, (c) A determination by the Board that Employee has engaged in an act or acts constituting a felony under the laws of the United States or any state thereof, (d) Any act or omission which is materially injuring to the financial condition or business reputation of the Company, or (e) any other breach by Employee of a material provision of this Agreement that remains uncured for thirty (30) days after written notice thereof is given to Employee. In the event the Company terminates the Employment Period for Cause, the Company’s sole obligation is to pay Employee for that period actually worked by Employee (plus any commissions and/or vacation pay due for that period, if applicable).

8.

Employee recognizes and acknowledges that the Company’s trade secrets, customer/broker/client lists, private processes, prospective customer/broker/client lists, and staff and prospective staff lists are deemed to be the private and proprietary information of the Company and are available, special, unique and significant proprietary assets of the Company’s business. Employee will not either during or subsequent to the Employment Period, in whole or in part, disclose such trade secrets, customer/broker/client lists, staff or prospective staff lists, prospective customer/broker/client lists or private processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever. In addition, Employee shall not make use of any of the above for Employee’s own purposes or for the benefit of any person, firm, corporation, or other entity other than the Company under any circumstances during the Employment Period or subsequent to employment.

9.

Employee agrees that during the Employment Period and for a period of one (1) year thereafter, Employee will not directly or indirectly, or in any capacity, individually or in any corporation, firm, association or other business entity, compete or attempt to compete with the Company, any parent, subsidiary, or affiliate of the Company, or any corporation merged into, or merged or consolidated with the Company (a) by soliciting business from any customer, broker and/or client of the Company with which Employee was involved (directly or indirectly) during the Employment Period, if such solicited business competes with the business of the Company, or (b) inducing any personnel of the Company to leave the service of the Company, or by employing or contracting with any such personnel. The Company and Employee agree that this covenant is fair and reasonable because of the confidential and sensitive nature and value of the private and proprietary information and because the use of or even the likelihood or the appearance of the use of the private and proprietary information in certain circumstances may cause irreparable damage to the Company or its clients. The provisions of this Section 9 shall be construed as an Agreement independent of any other provision contained herein and shall be enforceable in both Law and Equity, including by temporary or permanent Restraining Orders, notwithstanding the existence of any claim or cause of action by Employee against the Company, whether predicated on this Agreement or otherwise.

10.

Employee acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 9 would be inadequate and, in recognition of this fact, Employee agrees that in the event of such breach or threatened breach, in addition to any remedies at law, the Company without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order temporary or permanent injunction or any other equitable remedy which may then be available.

11.

Employee hereby agrees to assign all rights, title, and interest in all writings, products, inventions, discoveries, developments, improvements, ideas, technical notes, programs, specifications, computer or other apparatus programs and related documentation, and other works of authorship, tangible and intangible property, whether or not patentable, copyrightable or subject to other forms of protection, made, created, developed, discovered, written or conceived by Employee, solely or jointly with another, in whole or in part, for either the Company and/or the Company’s customer(s), broker(s) and/or client(s) during the Employment Period, whether during or outside of regular working hours, and to promptly deliver to the Company all such tangible properties and work products at the request of the Company. Employee shall not be entitled to any compensation in addition to the amount set forth in Section 3 of this Agreement by reason of said assignment.

12.

Employee shall, upon termination of employment with the Company, immediately return to the Company all equipment and supplies of the Company and all books, records, lists and other written, typed or printed materials, whether furnished by the Company or prepared by Employee, which contain any information relating to the Company’s business or any of its customers, brokers and/or clients, and Employee agrees that Employee will neither make nor retain copies of such materials after termination of employment.

13.

Employee hereby authorizes the Company, at any time, to offset and deduct against any and all monies due to Employee by the Company, whether for salary or other remuneration to the full extent allowed by law, any and all monies owed by Employee to the Company for any reason whatsoever, including, but not limited to the correction of payroll errors, the repayment of monetary advances, the reimbursement of tuition or training costs, and the recoupment of auto allowances, relocation expenses, expenses, and/or advanced vacation time.

14.

The failure of either party to insist upon the performance of any of the provisions of this agreement, or the waiver of any breach thereof, shall not be construed as or constitute a waiver of the rights granted herein with respect to any subsequent forbearance or breach.

15.

Both Parties hereto do hereby consent to jurisdiction in the State of New York with regard to all controversies which may arise with respect to the execution, interpretation of and compliance with the terms and provisions of this Agreement; and both Parties hereto agree that New York Law applies and, in addition, waive any other venue or forum which they might otherwise be entitled by virtue or domicile or otherwise.

16.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and any successor to the business of the Company, but neither the Agreement nor any rights hereunder may be assigned, pledged or encumbered by Employee without the written consent of the Company. This Agreement may not be changed, modified or terminated orally.

This Agreement supersedes any prior agreements made between the parties, including the existing Employment Agreement dated October 12, 1998 between The A Consulting Team, Inc. and Employee and all Exhibits and attachments thereto, whether oral or written, and constitutes that final and entire agreement and understanding of the parties, all prior representations and agreements having been merged into this Agreement, and this Agreement shall amend, restate and replace all prior employment agreements entered into between the Company and Employee. No waiver or modification of this Agreement or of any covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith and no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid, and the parties agree that the provisions of this Section 16 may not be waived except as herein set forth.

17.

All agreements and covenants contained herein are severable, and in the event any of them shall be held to be invalid by any competent court, this Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein.

18.

Employee hereby represents and warrants that the execution of this Agreement by Employee and the performance of Employee’s duties and obligations hereunder will not breach or be in conflict with any other agreement to which Employee is a party or by which Employee is bound, and that Employee is not now subject to any covenant against competition or similar covenant which would affect the performance of Employee’s duties hereunder. Employee hereby agrees to indemnify the Company for all claims arising out or related to Employee’s breach of this Section 18.

19.

Except as provided for in Section 10, all disputes, controversies, or differences arising in connection with the validity, execution, performance, breach, non-renewal or termination of this Agreement shall be finally settled in an arbitration proceeding under the Rules of the American Arbitration Association by three arbitrators with expertise in employment and labor law in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association. Selection of the arbitrators shall be as follows: each party shall appoint one arbitrator within twenty (20) days after the parties have agreed to go to arbitration, and those two arbitrators shall appoint a third arbitrator who shall act as chairman, within a twenty (20) day period thereafter. If the parties fail to appoint the chairman within said period, the parties will apply to the American Arbitration Association for appointment of the third arbitrator. The parties agree to be bound by the findings of the arbitration. Notwithstanding the foregoing, the courts shall have jurisdiction over injunctive or provisional relief pending arbitration. The arbitrators shall only be empowered to award direct damages. In no event shall the arbitrators be permitted to award special, consequential, indirect, incidental or punitive damages or lost profits. The non-prevailing party to the arbitration shall pay all the prevailing party’s expenses of the arbitration, including reasonable attorneys’ fees and other costs and expenses incurred in connection with the prosecution or defense of such arbitration.

20.

Any offer, notice, or request or other communication hereunder shall be in writing and shall be deemed to have been duly delivered if hand delivered or mailed by registered or certified mail, return receipt requested, addressed to the respective address of each party herein set forth, or to such other address as each party may designate by a notice pursuant hereto:

If to the Company:	Helios & Matheson North America, Inc. 200 Park Avenue South New York, New York 10003 Attention: Shmuel Bentov, Chief Executive Officer
If to the Employee:	Michael Prude 163 Dekalb Avenue Brooklyn, NY 11217

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

The COMPANY		EMPLOYEE
By:		By:
	Kishan Ananthram Chairman, Compensation Committee		Michael Prude Employee